R. E. Bassie & Co.
Certified Public Accountants
A Professional Corporation














ComTech Consolidation Group, Inc.
and Subsidiaries

Consolidated Financial Statements
December 31, 1998, 1997 and 1996

(With Independent Auditors'
Report Thereon)

COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES
Index


Independent Auditors' Report

Consolidated Financial Statements:

Balance Sheets - December 31, 1998 and 1997

Statements of Operations - Years ended December 31, 1998, 1997 and 1996

Statements of Stockholders' Equity - Years ended December 31, 1998, 1997 and
1996

Statements of Cash Flows - Years ended December 31, 1998, 1997 and 1996

Notes to Consolidated Financial Statements

All other schedules have been omitted because they are not applicable, not required, or because the information is included in the financial statements or notes thereto.

R. E. Bassie & Co.
Certified Public Accountants
A Professional Corporation

7171 Harwin Drive, Suite 306
Houston, Texas 77036-2197
Tel: (713) 266-0691 Fax: (713) 266-0692
E-Mail: Rebassie@aol.com



Independent Auditors' Report

The Board of Directors
Comtech Consolidation Group, Inc.:

We have audited the consolidated financial statements of Comtech Consolidation Group, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comtech Consolidation Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


s/R. E. Bassie & Co.

Houston, Texas
March 26, 1999

COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

December 31, 1998 and 1997


Assets                                                                   1998           1997

Current assets:
   Cash                                                            $    150,624         2,523
   Accounts receivable, less allowances for contractual
      adjustments and doubtful accounts of $4,310,771
      in 1998 and $1,000 in 1997                                      1,997,506         9,081
   Receivables from related parties                                   1,100,000
   Prepaid expenses                                                     262,463
      Total current assets                                            3,510,593        11,604

Property and equipment, net of accumulated
   depreciation and amortization (notes 4 and 5)                        595,687       143,527

Excess of cost over net assets of businesses
   acquired, less accumulated amortization of
   $22,171 in 1998 and $2,354 in 1997 (note 2)                        2,203,829       223,646

Other assets                                                            244,457         1,830
      Total assets                                                 $  6,554,566       380,607

Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable and accrued expenses                              1,364,618        93,834
   Accrued salaries and related liabilities                           1,284,849        76,260
   Due to third-party payors                                          1,503,623
   Loans payable to shareholders                                        277,882       281,170
   Notes payable                                                        181,888
   Convertible subordinated debentures (note 8)                         195,000
   Current installments of long-term debt (note 5)                       24,242
      Total current liabilities                                       4,832,102       451,264
Long-term debt, less current installments (note 5)                       80,695
      Total liabilities                                               4,912,797       451,264

Stockholders' equity (notes 2, 3, 6 and 8):
   Preferred stock, $.01 par value.  Authorized
      1,000,000 shares: issued and outstanding,
      29,410 shares in 1998
         Class B, 8% cumulative and convertible
   Common stock, $.00967 par value.  Authorized
      30,000,000 shares: issued and outstanding,
      16,970,849 shares in 1998 and 12,926,200
      shares in 1997                                                    164,108      124,996
   Additional paid-in capital                                         1,033,413       75,978
   Retained earnings (deficit)                                          443,954     (271,631)
      Total stockholders' equity (deficit)                            1,641,769      (70,657)

Commitments and contingent liabilities (notes 6, 8, 9, 11, 12 and 13)

      Total liabilities and stockholders' equity                   $  6,554,566      380,607

See accompanying notes to consolidated financial statements.

 COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES
 Consolidated Statements of Operations

 Years ended December 31, 1998, 1997 and 1996



                                      1998          1997         1996

 Revenues                        $    8,795,947      293,748

 Operating expenses:
   Health care operations             6,960,452
   Internet operations                  763,542      327,571
   Corporate operations                 251,687      100,793      2,051
   Amortization                          19,817        3,354
   Depreciation                          56,757       30,108
     Total operating expenses         8,052,255      461,826      2,051

     Operating income (loss)            743,692     (168,078)    (2,051)

 Other income (expenses):
   Interest income                        3,040
   Interest expense                     (31,147)
     Net earnings (loss) (note 8 $      715,585    (168,078)     (2,051)


 Net earnings (loss) per share   $                    (0.03)      (0.00)



 Weighted average common shares     14,719,450    5,281,277   1,240,100


 See accompanying notes to consolidated financial statements.

 COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES
 Consolidated Statements of Stockholders' Equity

 Years ended December  31, 1998, 1997 and 1996

                                                                                    Total
                                                         Additional  Retained    stockholders'
                                   Preferred   Common     paid-in    earnings      equity
                                    stock      stock      capital    (deficit)    (deficit)

 Balance, December 31, 1995                     11,992     88,710    (101,502)          (800)

    Net loss                                                           (2,051         (2,051)

 Balance, December 31, 1996                     11,992     88,710    (103,553)        (2,851)

    Issuance of 5,200,000 shares
       for acquisition                          50,284     49,988                    100,272

    Issuance of common stock in a
       two-for-one stock split                  62,720    (62,720)

    Net loss                                                         (168,078)      (168,078)

 Balance, December 31, 1997                    124,996     75,978    (271,631)       (70,657)

    Issuance of 1,029,410 shares
       for acquisitions (note 2)        294      9,670    743,978                    753,942

    Issuance of 1,499,138 shares
       under private placement
       (note 3)                                 14,497    (12,998)                     1,499

    Issuance of 182,000 shares
       for marketing services                    1,760     34,640                     36,400

    Conversion of debentures
       for 1,363,511 shares
       of common stock (note 9)                 13,185     191,815                   205,000

    Net earnings                                                      715,585        715,585

 Balance, December 31, 1998             294    164,108   1,033,413    443,954      1,641,769

 See accompanying notes to consolidated financial statements.

COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1997 and 1996


                                                               1998         1997        1996

 Cash flows from operating activities:
    Net earnings (loss)                                   $   715,585     (168,078)     (2,051)
    Adjustments to reconcile net earnings (loss) to net
       cash used in operating activities:
          Depreciation and amortization of property
             and equipment                                     56,757       30,108
          Amortization of excess of cost over net
             assets of businesses acquired                     19,817        3,354
          Bad debt expense                                    211,497
          (Increase) decrease in accounts receivable       (1,705,145)      31,333
          Increase in prepaid expenses                       (210,137)
          Increase in other assets                           (241,784)
          Increase (decrease) in accounts payable
             and accrued expenses                            (102,039)     (78,899)      2,051
          Increase in accrued salaries and  related
             liabilities                                      564,532
          Decrease in amount due to third-party payors        (40,532)
                Net cash used in operating activities        (731,449)    (182,182)

 Cash flows from investing activities:
    Purchase of property and equipment                        (69,172)     (47,945)
    Cash received from acquired subsidiaries                  520,034
                Net cash provided by (used in)
                   investing activities                       450,862      (47,945)

 Cash flows from financing activities:
    Proceeds from borrowing from shareholders                  33,750      232,650
    Repayments to shareholders                                (37,038)
    Proceeds from long-term debt                               79,850
    Principal payments on long-term debt                      (30,477)
    Principal payments on short-term notes payable            (18,896)
    Proceeds from issuance of shares under private placement    1,499
    Proceeds from sales of subordinated debentures            400,000
                Net cash provided by financing activities     428,688      232,650

                Net increase in cash                          148,101        2,523

 Cash at beginning of year                                      2,523
 Cash at end of year                                      $   150,624        2,523

 Supplemental schedule of cash flow information:
    Interest paid                                         $    31,147

 Supplemental disclosures:
    Noncash investing and financing activities (note 2)

 See accompanying notes to consolidated financial statements.

COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1998, 1997 and 1996

(1)	Summary of Significant Accounting Policies

The Company

ComTech Consolidation Group, Inc., a Delaware corporation, was incorporated on July 13, 1987. The Company is a Houston, Texas based consolidation company that is focused on acquiring and building growth oriented businesses through acquisitions.

Principles of Consolidation

The consolidated financial statements include the accounts of Comtech Consolidation Group, Inc. and its wholly-owned subsidiaries (the Company). All material intercompany profits, transactions and balances have been eliminated.

The accounts of purchased companies are included in the consolidated financial statements from the dates of acquisition. The excess of cost over the fair value of net assets of businesses acquired is being amortized using the straight-line method over a 40-year period commencing with the dates of acquisition.

Property and Equipment and Depreciation

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

Earnings Per Share

Earnings (losses) per common share have been computed by dividing net earnings (losses) by the weighted average number of common shares outstanding during the respective periods.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Patient Service Revenue

The Company's health care subsidiaries have agreements with third-party payors (primarily Medicare and Medicaid programs) that provide for payments to the Company at amounts different from its established rate for services and supplies. Payment arrangements include prospectively determined rates reimbursed costs, discounted charges, and other arrangements. Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are recorded on an estimated basis in the period the related services are rendered and adjusted in the future periods as final settlements with the payors are determined.

Medicare and Medicaid Programs

Net revenue from the majority of the Company's subsidiaries is generated from services rendered to Medicare and Medicaid program (the Programs) beneficiaries. The reimbursement from the Programs is determined under cost-based reimbursement formulas. The ultimate reimbursement to which the Company is entitled is based on the submission of annual cost reports, which are subject to audit, by the Programs through the Programs intermediaries. Management has made allowances for potential cost disallowances. Differences between allowances and final settlements are reported as modification to net patient service revenue in the year of settlement. Since the Company receives a substantial portion of its funding from the Programs, it is dependent on funding from Medicare and Medicaid for its existence.

Reclassifications

Certain 1997 amounts have been reclassified to conform to the 1998 presentation.


(2)	Acquisitions

Effective February 15, 1998, the Company issued 500,000 shares of its common stock in exchange for all of the outstanding stock of Professional Management Providers, Inc. (PMP), a Louisiana health care management corporation.

Effective April 1, 1998, the Company issued 500,000 shares of its common stock in exchange for all of the outstanding stock of Unique Dawning, Inc., a Texas health care corporation.

Effective June 30, 1998, the Company, through its wholly-owned subsidiary, PMP, issued 2,000 shares of its Class B preferred stock for all of the outstanding stock of Superior Quality Health Care, Inc., a Texas health care corporation.

Effective July 30, 1998, the Company, through its wholly-owned subsidiary, PMP, issued 11,000 shares of its Class B preferred stock for all of the outstanding stock of Home Care Center, Inc., a Louisiana health care corporation (see note 11).

Effective August 13, 1998, the Company, through its wholly-owned subsidiary, PMP, issued 1,300 shares of its Class B preferred stock for all of the outstanding stock of Magnolia Home Health, Inc., a Louisiana health care corporation.

Effective October 3, 1998, the Company, through its wholly-owned subsidiary, PMP, issued 600 shares of its Class B preferred stock for all of the outstanding stock of A-1 Bayou Health 2000, Inc., a Louisiana health care corporation.

Between July 1, 1998 and December 29, 1998, the Company, through its wholly-owned subsidiary, PMP, issued 14,510 shares of it Class B preferred stock for certain net assets of twelve Louisiana health care corporations.

All of the above acquisitions have been accounted for using the purchase method with the purchase price allocated to the acquired assets and liabilities based on their respective estimated fair values at the acquisition dates. Such allocations were based on evaluations and estimations. A valuation adjustment in the amount of $2,000,000 has been assigned to the value of existing contracts.


The purchase allocation is summarized as follows:

		Current assets		           	$   3,630,796
		Property and equipment		          439,745
		Excess of cost over net assets
			of businesses acquired	        2,000,000
		Current liabilities		          (5,229,128)
		Long-term liabilities		           (87,471)
					                        	$     753,942

Effective April 1, 1998, the Company issued 250,000 shares of its common stock in exchange for all of the outstanding stock of OSF Financial Services, Inc., a Texas mortgage banking corporation. The Company subsequently rescinded this acquisition. Accordingly, the Company returned the outstanding stock of OSF Financial Services, Inc. and cancelled all 250,000 shares of common stock issued in the acquisition.

(3) Related Party Transactions

On July 2, 1998, the Company completed a private offering of 1,500,000 shares of its common stock at an offering price of $.001 per share. Of the 1,500,000 offered, 1,499,138 shares were issued and sold. 283,000 shares were sold to a company owned by the son of the then Chairman of the Board, 666,138 shares were sold to the current interim Chairman of the Board, and 500,000 shares were sold to a close business associate of the interim Chairman of the Board, of which, 320,000 shares were subsequently transferred to the interim Chairman of the Board.

(4)	Property and Equipment

Property and equipment is summarized as follows at December 31, 1998 and 1997:
                        						 	     1998	      1997

Equipment				                	 	$  301,922   	173,635
Furniture and fixtures			     		   429,087	         -
Leasehold improvements			  		      336,163	         -
	Total property and equipment			 1,067,182   	173,635

Less accumulated depreciation and
     amortization					             471,485	    30,108
	Net property and equipment		  	$  595,687     	143,527


(5)	Long-term Debt

Long-term debt at December 31, 1998 and 1997 is as follows:

                                      								  1998	    	 1997
Note payable to a bank, with interest at
the lender's prime rate plus 2%, due
March 5, 2000						                         $  67,322	        -

Note payable, with interest at 13.24%, due
January 2003; collateralized by transpor-
tation equipment					                          16,235	        -

Note payable, with interest at 3.90%, due
November 2003; collateralized by transpor-
tation equipment					                          21,380	        -
		Total long-term debt		                      104,937         -
	Less current installments		                		 24,242	        -
		Long-term debt, less
			current installments		                   $  80,695	        -

Aggregate yearly maturities of long-term debt for the periods after December 31, 1998 are as follows:

1999			$  24,242
2000			   70,525
2001			    6,285
2002			    3,885
    			 $104,937

(6)	Preferred Stock

The Company issued 29,410 shares of its Class B preferred stock in exchange for all of the outstanding stock of four health care companies and certain net assets of twelve health care companies (see note 2). The Class B preferred shares have a face value of $100 per share, with an annual cumulative dividend equal to 8%, with a term of 24 months. The Class B preferred shares are convertible by the shareholders for the Company's common stock at anytime after 12 months from the date of issuance at a conversion rate equal to 80% of the then market price of the Company's common stock.
The Class B preferred shares are redeemable by the Company at anytime in exchange for cash payment equal to the full-face amount of the shares plus accumulated dividends. At the end of the 24 month term, if not redeemed by the Company for cash equal to the face amount of the preferred shares, the shares automatically convert to common stock at a conversion rate equal to 80% of the then market bid price of the Company's common stock.

(7)	Federal Income Tax Expense

The estimated federal income tax expense for the year ended December 31, 1998 is eliminated by net operating loss carryforwards.

(8)	Convertible Subordinated Debentures

On August 3, 1998, the Company entered into an agreement to issue, as needed, $750,000 of 8% senior subordinated convertible redeemable debentures (the Debentures) due August 3, 1999. Interest on the outstanding balance is due and payable monthly commencing September 3, 1998. The Debentures may be converted into shares of the Company's stock at the lower of 75% of the closing bid price of the Company's stock the day immediately preceding the date of receipt by the Company of notice of conversion or by 75% of the closing bid price of the Company's stock on the five days immediately preceding the date of subscription by the holder as reported by the National Association of Securities Dealers Electronic Bulletin Board ("NASDAQ"). As of December 31, 1998, the Company had borrowed $400,000 of the $750,000. And , the holders of the Debentures converted $205,000 of the borrowings into 1,363,511 shares of the Company's common stock. The remaining $195,000 is recorded as a current liability at December 31, 1998.

(9)	Leases

The Company leases certain office space, furniture and equipment under operating leases. Future minimum lease payments under noncancellable operating leases at December 31, 1998 are as follows:

		 Year
		1999				$ 473,191
		2000				  308,020
		2001				  197,550
		Total			$ 978,761


(10) Industry Segments

The Company operated in two industries (health care and internet service providers) and two geographical locations (Texas and Louisiana) during 1998. Professional Management Providers, Inc. provides health care services in the state of Louisiana, and Unique Dawning, Inc. provides health care services in the state of Texas. Networks On-Line, Inc. is an Internet service provider
(ISP) in Texas. Segment and geographical information for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                 					   1998	         1997	     1996

Net revenues:
Health care - Louisiana	             		$ 7,253,787	        -        	-
Health care - Texas	         	             790,602	        -        	-
ISP - Texas			                             751,558	  293,748        	-
				                                  	$ 8,795,947	  293,748        	-

Operating income (loss):
Health care - Louisiana	              $    992,443	        -        	-
Health care - Texas		                       57,557	        -        	-
ISP - Texas			                             (54,621)  (67,285)       	-
Corporate expenses		                      (251,687) (100,793)       	-
Other income (expenses)	                   (28,107)        -        	-
				                                  	$   715,585 	(168,078)       	-

Identifiable assets:
Health care - Louisiana	             		$ 6,221,722	        -         	-
Health care - Texas		                      780,408	        -         	-
ISP - Texas			                             390,874 	 255,231         	-
Corporate			                               161,562	  125,376         	-
                                  					$ 7,554,566	  380,607         	-

(11)	Contingencies

In February 1998, the six subsidiary corporations of Home Care Center, Inc. filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Management is confident that the court and creditors will approve the plan of reorganization.


(12)	Litigation

The Company has certain pending and threatened litigation and claims incurred in the ordinary course of business; however, management believes that the probable resolution of such contingencies will not exceed the Company's insurance coverage, and will not materially affect the financial position of the Company or the results of operations.

(13)	Year 2000 Issue

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define a specific year. Absent corrective actions , a computer program that has date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions to various activities and operations.

The Company primarily uses licensed software products in its operations with a significant portion of processes and transactions centralized in several particular accounting software packages. During 1999, management plans to upgrade to the most current version of these software packages, which, among other things, are Year 2000 compliant. Cost of the project has not yet been determined.






MARCH QUARTER 1999 INTERIM STATEMENTS

COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Unaudited)
March 31, 1999 and 1998


Assets                                                                1999         1998

Current assets:
   Cash                                                         $     150,560      10,532
   Accounts receivable, less allowances for contractual
      adjustments and doubtful accounts of $6,296,043
      in 1999 and $1,000 in 1998                                    3,301,268
   Receivables from related parties                                 1,100,000
   Prepaid expenses                                                   291,641
      Total current assets                                          4,843,469      10,532

Property and equipment, net of accumulated
   depreciation and amortization                                      602,972     129,069

Excess of cost over net assets of businesses
   acquired, less accumulated amortization of
   $30,346 in 1999 and $9,506 in 1998                               2,369,654     392,848

Other assets                                                          242,250       1,830
      Total assets                                              $   8,058,345     534,279

Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable and accrued expenses                            1,528,701      73,331
   Accrued salaries and related liabilities                         1,486,545
   Due to third-party payors                                        1,478,812
   Loans payable to shareholders                                      277,882     297,134
   Notes payable                                                      213,795
   Convertible subordinated debentures                                195,000
   Current installments of long-term debt                              82,256
      Total current liabilities                                     5,262,991     370,465
Long-term debt, less current installments                             301,706     304,703
      Total liabilities                                             5,564,697     675,168

Stockholders' equity:
   Preferred stock, $.01 par value.  Authorized
      1,000,000 shares: issued and outstanding,
      29,410 shares in 1998
         Class B, 8% cumulative and convertible                           294
   Common stock, $.00967 par value.  Authorized
      30,000,000 shares: issued and outstanding,
      18,250,849 shares in 1999 and 14,226,200
      shares in 1998                                                  164,108      124,552
   Additional paid-in capital                                       1,137,413       76,422
   Retained earnings (deficit)                                      1,191,833     (341,863)
      Total stockholders' equity (deficit)                          2,493,648     (140,889)

Commitments and contingent liabilities

      Total liabilities and stockholders' equity                $   8,058,345      534,279

See accompanying notes to consolidated financial statements.

 COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES
 Consolidated Statements of Operations
 (Unaudited)
 Three months ended March 31, 1999 and 1998


                                                1999          1998

 Revenues                                  $    4,974,608     295,600

 Operating expenses:
   Health care operations                       3,979,773
   Internet operations                            141,939     341,812
   Corporate operations                            76,697       7,118
   Amortization                                     8,175       7,152
   Depreciation                                    16,631       9,750
     Total operating expenses                   4,223,215     365,832

     Operating income (loss)                      751,393     (70,232)

 Other income (expenses):
   Interest income                                     18
   Interest expense                                (3,532)
     Net earnings (loss)                   $      747,879     (70,232)


 Net earnings (loss) per share             $         0.04       (0.01)


 Weighted average common shares                17,726,000  13,576,200

 See accompanying notes to consolidated financial statements.

COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 1999 and 1998

(1)	General

The accompanying consolidated financial statements for the three months ended March 31, 1999 are unaudited. In the opinion of management, the information furnished reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results of operations to be expected for the full year.

(2)	Property and Equipment

Property and equipment is summarized as follows at March 31, 1999 and 1998:
                                       							1999	      1998

Equipment					                             $  373,037	   153,532
Furniture and fixtures			             	       373,888	         -
Leasehold improvements			                     334,163	         -
	Total property and equipment	  	           1,081,088	   153,532

Less accumulated depreciation and
     amortization				                         478,116	    24,463
	Net property and equipment		             $   602,972	   129,069

(3)	Long-term Debt

Long-term debt at March 31, 1999 and 1998 is as follows:

                                           			1999       1998

Long-term notes			              		          $ 383,962	   304,703
Less current installments			                  	82,256
						                                      $ 301,706	   304,703

(4)	Federal Income Tax Expense

The estimated federal income tax expense for the three month periods ended March 31, 1999 and 1998 is eliminated by net operating loss carryforwards.


(5)	Contingencies

In February 1998, the six subsidiary corporations of Home Care Center, Inc. filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Management is confident that the court and creditors will approve the plan of reorganization.



COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
MARCH 31, 1999

Forward-Looking Statements

Certain information contained in these Interim Financial Statements for the Quarter Ended March 31, 1999, including, without limitation, information appearing in the "Management's Discussion and Analysis of Financial Condition and Results of Operations, " are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Factors set forth in the Company's Audited Consolidated Financial Statements, included with this filing, could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Interim Report.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED
MARCH 31, 1999 AND MARCH 31, 1998.

Revenues. Revenues were $4,974,608 and $295,600 for the three months ended March 31, 1999 and 1998, respectively, representing an increase of $4,679,008. This was primarily due to an aggressive acquisition plan on the healthcare side that was in place during the months subsequent to March in 1998. During that time span the Company acquired a total of sixteen undervalued home health care agencies. Revenues are expected to continue to increase as the result of additional acquisitions as well as a restructuring of the Company, which will increase our revenue base. We anticipate an increase in revenues from the Internet Service provider as a result of the introduction of our ROCKET DSL service. DSL is the Digital Subscriber Line service that increases the downstream speed from the typical Analog Dial Up of 56Kbps or ISDN of 128Kbps to Rocket DSL of 1.5Mbps.

Total Operating Expenses. Total Operating Expenses were $4,223,215 and $365,832 for the three months ended March 31, 1999 and 1998, respectively, representing an increase of $3,857,383. This was primarily due to the addition of the home healthcare agencies acquired during 1998.

Results of Operations. As a result of the foregoing factors, the Company had operating earnings (loss) of $751,393 and $(70,232) for the three months ended March 31, 1999 and 1998, respectively.

Provision for Income Taxes. There was no provision for income taxes for the three months ended March 31,1999 or 1998 due to net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31, 1999, the Company's cash and cash equivalent position increased by $140,028. The majority of this increase came as a result of the issuance of shares under private placement.

Net accounts receivable increased from March 31, 1998 to March 31, 1999 by $3,301,268 due primarily to the timing of the receipt of payments from Medicare and other third-party payors. Contractual adjustments to accounts receivable are due to patient service revenue being reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. The retroactive adjustments are recorded on an estimated basis in the period the related services are rendered and adjusted in the future periods, as the final settlements with payors are determined.




Excess of cost over net assets at March 31,1999 of $2,236,654 consists of "goodwill" as a result of the acquisitions made in 1998, and are being amortized over 40 years.

Accounts payable increased by $1,455,370 primarily to the increase in the level of activity resulting from the healthcare acquisitions. The increase in accrued expenses of $1,486,545 was primarily due to accrued salaries wages and benefits. The increase in Due to third-party payors of $1,478,812 is due to a retroactive adjustment to a Medicare cost report by the Medicare intermediary.

The Company has applied for a credit facilities with its bankers and feels fairly confident that these credit facilities will be approved.

The Company believes that its current cash position, funds generated from operations and funds available from the credit facilities, collectively, will be adequate to meet the Company's foreseeable cash requirements.

Year 2000 Compliance

The Company has initiated a company-wide program and has developed a formal plan to prepare for the year 2000. Management currently believes that the costs related to Y2K compliance should not have a material effect on operations or the Company's consolidated financial position, results of operations or cash flows.


s/Joel B. Flowers, Jr.
Chief Financial Officer